Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000
FOIA CONFIDENTIAL TREATMENT REQUEST
The entity requesting confidential treatment is
COMPASS Pathways plc
3rd Floor, 1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom
Telephone: +1 (646) 905-3974

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”
September 2, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Ms. Kristin Lochhead
Ms. Angela Connell
Ms. Ada D. Sarmento
Re:  COMPASS Pathways plc
Registration Statement on Form F-1
File No. 333-248484
CIK No. 0001816590

CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC

September 2, 2020

Rule 83 Confidential Treatment Request by COMPASS Pathways plc

Dear Ms. Lochhead, Ms. Connell and Ms. Sarmento:

On behalf of COMPASS Pathways plc (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 31, 2020 (the “Comment Letter”) relating to the Company’s Registration Statement on Form F-1, originally confidentially submitted to the Commission on July 2, 2020, resubmitted to the Commission on August 10, 2020 and subsequently publicly filed by the Company with the Commission on August 28, 2020 (File No. 333-248484) (the “Registration Statement”), we submit this supplemental letter to further address comment 9 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.
We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.
The Company expects to reflect the Share Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below); however, all dollar amounts and per share amounts in this letter are pre-Share Split and, therefore, consistent with the Registration Statement.
The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to George Goldsmith, Chief Executive Officer, COMPASS Pathways plc, 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT, United Kingdom, before it permits any disclosure of the bracketed information in this letter.
For the convenience of the Staff, we have recited the prior comment from the Staff in the Comment Letter in italicized type and have followed the comment with the Company’s response.
9.Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the IPO, the estimated offering price, and the consideration of convertible preferred share issuances. This information will help facilitate our review of your accounting for stock compensation.
CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC

September 2, 2020

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its ordinary shares underlying its outstanding equity awards and the reasons for the differences between the most recent valuation of its ordinary shares and the estimated offering price for its American Depositary Shares, each representing one ordinary share (the “ADSs”) for its initial public offering (“IPO”).
Preliminary IPO Price Range
The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per ADS (the “Preliminary Price Range”) for its IPO, after giving effect to a share for share exchange agreement entered into on August 7, 2020 as part of the Company’s corporate reorganization, as more fully described in the Registration Statement, whereby all shareholders of COMPASS Pathfinder Holdings Limited exchanged each of the shares held by them for 1,161 of the same class, with the same shareholder rights, of newly issued shares of COMPASS Rx Limited (subsequently renamed COMPASS Pathways plc, effective August 21 2020), but before giving effect to a reverse share split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Share Split”), resulting in a midpoint of the Preliminary Price Range of $[***] per ADS (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.
Summary of Recent Equity Awards
Since July 2019, the Company has issued the following equity awards to its employees, consultants and members of its board of directors (the “Board”), in the form of options and ordinary shares and restricted share units with vesting restrictions:
Options:

Grant Date	Number of Shares Subject to Share Options Granted	Per Share Exercise Price of Share Options	Fair Value of Ordinary Shares on Grant Date(1)
July 20, 2019	4,115,745	$0.16	$0.25
July 29, 2019	3,486,483	$0.16	$0.25
July 29, 2019	5,948,964	Less than $0.01	$0.25
December 31, 2019	—	—	$0.26
March 30, 2020	1,474,470	$0.53	$0.61
March 30, 2020	1,757,754	$0.26	$0.61
March 30, 2020	2,571,615	Less than $0.01	$0.61
May 19, 2020	8,942,022	Less than $0.01	$1.02
June 30, 2020	6,936,975	Less than $0.01	$1.11
CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC

September 2, 2020

Ordinary Shares with Vesting Restrictions:

Grant Date	Number of Shares Granted	Fair Value of Ordinary Shares
October 11, 2019	1,771,686	$0.25
Restricted Share Units with Vesting Restrictions:

Grant Date	Number of Shares Granted	Fair Value of Restricted Share Units
June 30, 2020	2,268,594	$1.11
The Company typically granted options to United States persons (employees and non-employees) at exercise prices deemed by the Board to be equal to the fair value of an ordinary share at the time of grant; options to United Kingdom employees were generally granted at an exercise price equal to the par value of an ordinary share on the date of such grants, being £0.01. Options to non-executive directors have been granted at exercise prices ranging from £0.01 (being par value on the date of grant) and the price deemed by the Board to be the fair value of an ordinary share at the time of grant. We refer you to Note 10 of our audited financial statements and Note 11 of our interim financial statements in our F-1 for further explanation on the charge the Company has historically taken (amortized over time) for the value of the issued equity awards.
The Company typically granted RSUs to United States persons and certain directors at an exercise price equal to the par value of an ordinary share on the date of such grants, being £0.01.
The vesting period for equity incentives granted prior to June 1, 2020 has, in most cases, been applied retroactively to the approximate date on which the individual became engaged with the Company.
Determining the Fair Value of the Ordinary Shares Prior to the IPO
As there has been no public market for the Company’s share capital to date, the estimated fair value of its ordinary shares has been determined by the Board as of the date of each option grant or restricted share unit grant. As part of this determination, the Board took into consideration the Company’s third-party valuations of its ordinary shares and the Board’s assessment, with input from management, of additional objective and subjective factors that it believed were relevant. These factors may have changed from the date of the applicable third-party valuation through the date of the grant. The third-party valuations performed were based on either recent arms-length financings or different scenarios (i.e. sale, stay private or a potential future IPO) that were dependent upon the valuation date and/or the relevant arm’s length transaction. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its ordinary shares were prepared as of July 20, 2019, December 31, 2019, March 30, 2020, May 19, 2020 and June 15, 2020. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
The Company’s ordinary share valuations as of the foregoing dates were prepared using an option pricing method (“OPM”) which used market approaches to estimate the Company’s enterprise value as well as a hybrid method for the May 19, 2020 and June 15, 2020 valuations.
CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC

September 2, 2020

The OPM treats ordinary shares and convertible preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary share has value only if the funds available for distribution to shareholders exceeded the value of the convertible preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.
The hybrid approach utilizes both a probability-weighted expected return method (“PWERM”), where the equity value in one or more scenarios, such as a sale or IPO, is assigned, and the OPM. Under the PWERM, the ordinary share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the ordinary shares under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate, and then probability weighted to arrive at an indication of value for the ordinary shares. The OPM considers the scenarios where specific future liquidity events cannot be forecasted with certainty, except the exits which are modeled under PWERM, and the PWERM considers scenarios where the entity has forecasted one or more near-term exits (such as an IPO) with greater certainty.
A discount for lack of marketability (or “DLOM”) of the ordinary share is then applied to arrive at an indication of value for the ordinary share. The future value of the ordinary share is discounted back to the valuation date at an appropriate risk-adjusted discount rate to arrive at an indication of value for the ordinary share.
July 2019 Valuation
The key assumptions for the July 2019 valuation and the concluded value are summarized in the table below:

	M&A OPM		IPO OPM
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Ordinary Share
July 20, 2019	90%	20%	10%	20%	$0.25
The July 2019 valuation was performed using a market approach utilizing an indexing method based on a previously issued round of financing and incorporated an M&A and IPO OPM, which was weighted at 90.0 percent and 10.0 percent, respectively. Once the values were determined using the OPM, the Company then applied a DLOM, determined by the Asian and Finnerty put option models.
December 2019 Valuation
The key assumptions for the December 2019 valuation and the concluded value are summarized in the table below:

	M&A OPM		IPO OPM
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Ordinary Share
December 31, 2019	80%	20%	20%	20%	$0.26
CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC

September 2, 2020

The December 2019 valuation was performed using a market approach utilizing an indexing method based on a previously issued round of financing and incorporated an M&A and IPO OPM, which was weighted at 80.0 percent and 20.0 percent, respectively. Once the values were determined using the OPM, the Company then applied a DLOM, determined by the Asian and Finnerty put option models.
The factors that influenced the December 2019 valuation included:
•Between September and October 2019, the Company raised an additional £15m through the issue of convertible loan notes.
•In December 2019, the Company announced the results of its Phase I clinical trial of COMP360 administered along with psychological support in healthy participants. This double-blind, placebo-controlled trial recruited 89 healthy participants and was the largest randomized controlled trial of psilocybin to date, and the first to simultaneously administer psilocybin, with 1:1 support from therapists in a clinical research setting.
•On December 31, 2019, the Company’s first patent was granted in the United States, with claims directed to methods of treating treatment-resistant depression (TRD) with oral dosage formulations of the Company’s high-purity crystalline psilocybin (including COMP360).
•Between July 2019 and December 2019, publicly traded comparable companies changed in total enterprise value by a mean and median of ‐7.2 percent and 4.7 percent and changed in equity value by a mean of ‐11.5 percent and by a median of ‐1.5 percent, respectively. Additionally, the general market and industry indices had increased at a mean of 11.8 percent and a median increase of 10.6 percent.
March 2020 Valuation
The key assumptions used by the Company in the March 2020 valuation (and concluded values) were as follows:

	M&A OPM		IPO OPM
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Ordinary Share
March 30, 2020	70%	20%	30%	20%	$0.61
The March 2020 valuation was performed using a market approach utilizing an indexing method based on a previously issued round of financing and incorporated an M&A and IPO OPM, which was weighted 70.0 percent and 30.0 percent, respectively. An imminent contemplated transaction in the form of a round of financing was also utilized which incorporated an M&A and IPO OPM, which was weighted at 70.0 percent and 30.0 percent, respectively. The indexing analysis was ultimately weighted 25.0 percent and the imminent transaction was weighted 75.0 percent. Once the values were determined using the OPM, the Company then applied a DLOM, determined by the Asian and Finnerty put option models.
The factors that influenced the March 2020 valuation included:
•On February 21, 2020, a Petition for Post Grant Review against the Company’s first granted patent, in the United States, was filed. The Company filed its response on May 26, 2020.
CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC

September 2, 2020

•On March 20, 2020 the Company paused the inclusion of new patients into its ongoing Phase IIb clinical trial of COMP360 in TRD.
•The Company’s first German utility model was registered in March 2020, with claims covering forms of crystalline psilocybin, its use in medicine, and methods of synthesis.
•Between December 2019 and March 2020, publicly traded comparable companies changed in total enterprise value by a mean and median of ‐38.3 percent and ‐31.6 percent, respectively, and changed in equity value by a mean of ‐36.0 percent and by a median of ‐43.9 percent, respectively. Additionally, the market indices changed by a mean and median of ‐14.7 percent and ‐18.0 percent, respectively.
May 2020 Valuation
The key assumptions for the May 2020 valuation and the concluded value are summarized in the table below:

	OPM M&A		PWERM – IPO Exit
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Ordinary Share
May 19, 2020	50%	20%	50%	20%	$1.02
In April 2020, the Company conducted an arm’s length transaction with respect to its B preference shares, which was utilized to calculate the implied value of its equity and ordinary shares.
The May 2020 valuation was performed using a market approach utilizing an indexing method based on a previously issued round of financing incorporating an M&A OPM and PWERM benchmark IPO transactions, which was weighted 50.0 percent and 50.0 percent, respectively. Once the values were determined using the hybrid method, the Company then applied a DLOM, determined by the Asian and Finnerty put option models.
The factors that influenced the May 2020 valuation included:
•Following the pause in patient enrollment into the Company’s Phase IIb clinical trial on March 20, 2020, the Company’s trial site teams continued to identify eligible patients in order to generate a large cohort of pre-screened patients. In May 2020, the Company began resuming treatment-related activities at a number of its sites, as local conditions allowed. The Company expects to continue progressively resuming treatment at its remaining sites during the second half of 2020.
•On April 17, 2020 the Company closed a series B round, raising $80m (including the conversion of the outstanding £15m convertible loan notes issued between September – October 2019). Each B Preference Share was valued at $1.42 in respect of new funds invested (the convertible loan notes converted at a discount of 15% to this value). The B preference shares contain certain rights and preferences over the Company’s ordinary shares.
•After the initial disruption in many territories as a result of the global COVID-19 pandemic, capital markets began to stabilize. A number of countries began to articulate more detailed strategies for exiting lockdown.
CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC

September 2, 2020

•Between March 2020 and May 2020, publicly traded comparable companies changed in total enterprise value by a mean and median of 22.8 percent and 22.1 percent, respectively, and changed in equity value by a mean of 11.5 percent and by a median of 11.6 percent, respectively. Additionally, the market indices changed by a mean and median of 3.5 percent and 6.2 percent, respectively.
June 2020 Valuation
The key assumptions for the June 2020 valuation and the concluded value are summarized in the table below:

	OPM M&A		PWERM – IPO Exit
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Ordinary Share
June 15, 2020	40%	20%	60%	20%	$1.11
The June 2020 valuation was performed using the market approach utilizing an indexing method based on a previously issued round of financing incorporating an M&A OPM and PWERM benchmark IPO transactions, which was weighted 40.0 percent and 60.0 percent, respectively, driven by progress towards our IPO. Once the values were determined using the hybrid method, the Company then applied a DLOM, determined by the Asian and Finnerty put option models.
The factors that influenced the June 2020 valuation included:
•Our first UK patent was granted on May 27, 2020. This patent includes two independent methods of manufacture claims that are not limited to a particular polymorph, as well as a product-by-process claim and a formulation claim.
•Between May 2020 and June 2020, publicly traded comparable companies changed in total enterprise value by a mean and median of 5.5 percent and 8.5 percent, respectively, and changed in equity value by a mean of 4.0 percent and by a median of 6.9 percent, respectively. Additionally, the market indices changed by a mean and median of 1.1 percent and 0.8 percent, respectively.
The increase in the fair value of the Company’s ordinary shares from the period between the July 20, 2019 valuation and the June 15, 2020 valuation was driven primarily by the following overall factors:
•the possibility of a liquidity event, such as a sale of the Company;
•the low or lack of IPO probability at the time of earlier valuations;
•the progress of the Company’s COMP360 psilocybin therapy research and development program;
•progress of the Company’s digital technology program;
•feedback from regulatory agencies with respect to the Company’s research and development programs, including recent meetings with the U.S. Food and Drug Administration;
•a pause followed by a resumption of clinical trial activity, including patient enrollment, due to the COVID-19 pandemic;
•the Company’s progress toward opening its first Center of Excellence;
CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC

September 2, 2020

•external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry, including the impact of COVID-19;
•the Company’s strengthened financial position, including cash on hand from the Series B preferred share financing; and
•progression of the Company’s intellectual property portfolio, including the grant of patents in certain territories and the filing of additional patents and the dismissal on the merits of the Petition for Post Grant Review on August 20, 2020 of Company’s first granted patent.
Comparison of Most Recent Valuation and the Preliminary Price Range
As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to August 19, 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:
•the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded ordinary shares or common stock of comparable companies;
•the response to a series of Test The Waters meetings conducted by the Company between July 22, 2020 and August 18, 2020, and the confidential submission by the Company of the Registration Statement on July 2, 2020;
•the valuation of the Company based on the Company’s Series B preferred share financing that initially closed in April 2020;
•the progress of the Company’s R&D programs, including the status of preclinical studies and planned clinical trials for COMP360 psilocybin therapy;
•the Company’s overall financial condition and prospects;
•valuation metrics for and recent performance of initial public offerings of companies in the life sciences sector;
•estimates of business potential and earnings prospects for the Company and the industry in which it operates; and
•progress and stage of development of the Company’s development programs and intellectual property (including the post grant review determination on August 20, 2020).
The Company believes that the difference between the fair value of its ordinary shares as of March 30, 2020 of $0.61 per share, and the Preliminary Price Range of $[***] to $[***] per ADS, is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to June 15, 2020, the date of the Company’s most recent determination of the fair value of its ordinary shares.
•The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its ordinary
CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC

September 2, 2020

shares, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s ordinary shares than its IPO. In the June 15, 2020 valuation, the probability weighting of the IPO scenario was 60%.
•The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, excludes any DLOM of the Company’s ordinary shares or impact of the time value of money, which were appropriately taken into account in prior valuations.
•The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred shares. The Company’s preferred shares currently have substantial economic rights and preferences over the Company’s ordinary shares including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s ordinary shares, (ii) liquidation payments in preference to holders of the Company’s ordinary shares, and (iii) veto voting rights with respect to certain actions. Upon the closing of the IPO and related reorganization transactions, all outstanding preferred shares will convert into ordinary shares, thus eliminating the superior rights and preferences of the preferred shares as compared to the ordinary shares.
•The Preliminary Price Range represents a future price for ADSs representing the Company’s ordinary shares that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s ordinary shares as of June 15, 2020 represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.
•Since June 15, 2020, the Company has taken several steps towards the completion of an IPO, including the final closing of the Company’s Series B preferred share financing in August of 2020 and the public filing of a Registration Statement with the Commission on August 28, 2020.
•Since July 22, 2020, the Company held “testing-the-waters” meetings, at which the Company received feedback from potential investors. Further feedback from potential investors was received through the underwriters most recently on August 25, 2020.
•The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with more ready access to the public equity and debt markets.
•There have recently been a number of technology and biotechnology companies that successfully completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in pursuing and completing initial public offerings
The Company respectfully submits that the deemed per share fair values used as the basis for determining share-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and
CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC

September 2, 2020

Estimates – Share-Based Compensation” for additional background regarding its equity grant valuation methodologies to date.
We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the ordinary shares of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.
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CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC

September 2, 2020

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-3906 or Benjamin K. Marsh at (212) 813-8816.
Respectfully submitted,
GOODWIN PROCTER LLP

By	/s/ Patricia Mets
Patricia Mets, Esq.

cc:	George Goldsmith, Chief Executive Officer, Compass Pathways plc Mitchell S. Bloom, Esq., Goodwin Procter LLP Benjamin K. Marsh, Esq., Goodwin Procter LLP
CONFIDENTIAL TREATMENT REQUESTED BY COMPASS PATHWAYS PLC